File No. 82-2683





fmann Communications wer Health	Caroline Wouters Vice President, Corporate Communications Wolters Kluwer nv	Oya Yavuz Vice President, Investor Relations Wolters Kluwer nv
+ 1 847 267 7153	+ 31 (0)20 6070 459	+ 31 (0)20 6070 407
connie.hofmann@wolterskluwer.com	press@wolterskluwer.com	ir@wolterskluwer.com

Wolters Kluwer Completes Acquisition ProVation Medical, Inc.

Shareholder of ProVation Medical, Inc. approve acquisition

Amsterdam/Conshohocken, Pa.,(January 23, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, today announced the completion of the acquisition of ProVation Medical, Inc. ProVation Medical provides medical documentation, coding and workflow solutions to hospitals and ambulatory surgery centers in the United States.

Wolters Kluwer announced the acquisition of ProVation Medical, Inc. on January 4, 2006, which was completed after approval by the shareholders of privately-held ProVation Medical, Inc. Financial details on the terms of the agreement were not disclosed.

ProVation Medical, Inc. provides solutions that significantly enhance revenue and decrease costs per medical procedure. The ProVation platform will enable Wolters Kluwer Health to further pursue its strategy of providing the healthcare market with embedded medical content and workflow solutions at the point of care.

ProVation Medical will become part of Wolters Kluwer Health's Clinical Tools unit, which provides embedded content tools to pharmacies, hospitals, insurers and healthcare vendors. Under the brand names of Medi-Span, Facts & Comparisons, and Clin-eguide, these tools provide information on drug interactions and dosing, formulary guidelines, and evidence-based treatment plan options at the point of care. ProVation Medical has 101 employees, including 10 physicians, and is based in Minneapolis.

Jeff McCaulley, CEO of Wolters Kluwer Health, commented, "Integration of ProVation's offerings with our current clinical information tools will greatly strengthen our offerings to the hospital and ambulatory surgery center markets. Our combined capabilities will create one of the most comprehensive portfolios of medical content across the many points of care at a time when organizations are looking to realize the full potential of their investments in electronic medical records."

About Wolters Kluwer Health

Wolters Kluwer Health (Conshohocken, Pa.) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the

pharmaceutical industry. Major brands include Lippincott Williams & Wilkins and Facts & Comparisons for medical and drug reference tools and textbooks; Ovid Technologies, Medi-Span and SKOLAR for electronic information; and Adis International and Source for pharmaceutical information.

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.